LIQUOR DEPOT
LIQUOR WORLD

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 9 2007
WASH. D.C.
186

July 6, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

SUPPL

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, we enclose copies of the Fund's:

1. News release – Form 51-102F4, Business Acquisition Report, posted on June 29, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 should you have any questions concerning the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

07025348

PROCESSED
JUL 2 0 2007
THOMSON
FINANCIAL

Tory Thibaudeau
Corporate Paralegal

dw 7/19

LIQUOR STORES INCOME FUND
Form 51-102F4
Business Acquisition Report

1. Identity of Company

1.1 Name and Address of Company

Liquor Stores Income Fund ("**Liquor Stores**")
Suite 300, 10508 – 82 Ave.
Edmonton, AB T6E 2A4

1.2 Executive Officer

Further information regarding the matters described in this report may be obtained from:

Patrick de Grace, Vice President, Finance and Chief Financial Officer
Liquor Stores GP Inc.
Suite 300, 10508 – 82 Ave.
Edmonton, AB T6E 2A4
(780) 702-7390

2. Details of Acquisition

2.1 Nature of Business Acquired

On June 8, 2007, Liquor Stores acquired all of the issued and outstanding securities of Liquor Barn Income Fund ("**Liquor Barn**"), an income fund whose trust units were listed and posted for trading on the Toronto Stock Exchange at the time. In a related merger transaction, Liquor Stores acquired all of the assets and assumed all of the liabilities of Liquor Barn. The acquisition and merger transactions are collectively referred to herein as the "**Acquisition**". As a result of the Acquisition, Liquor Stores acquired an indirect 75.96% interest in Liquor Barn Limited Partnership ("**Liquor Barn LP**"), an Alberta limited partnership operating in the retail liquor industry in Alberta and British Columbia. At the time of the Acquisition, Liquor Barn LP operated 62 liquor stores in Alberta and 19 liquor stores in British Columbia and was a leading operator of private liquor stores in Western Canada.

2.2 Date of Acquisition

The date of the Acquisition for accounting purposes was June 8, 2007.

2.3 Consideration

The consideration paid by Liquor Stores in connection with the Acquisition was comprised of 6,817,533 trust units ("**Trust Units**") of Liquor Stores and 2,157,791 special voting units of Liquor Stores. An additional 1,027,652 Trust Units were reserved for issuance on exchange of the 1,802,897 exchangeable limited partnership units of Liquor Barn LP, an additional 1,130,139 Trust Units were reserved for issuance on exchange of the 1,982,700 subordinated exchangeable limited partnership units of Liquor Barn LP and an additional 33,140 Trust Units were reserved for issuance on conversion of the $500,000 aggregate principal amount of convertible unsecured subordinated debentures of Liquor Barn that were assumed by Liquor Stores in connection with the Acquisition.

2.4 Effect on Financial Position

The effect of the Acquisition on Liquor Stores' financial position is outlined in Liquor Stores' unaudited pro forma consolidated financial statements, which financial statements are attached hereto as **Schedule C**.

Liquor Stores does not presently have any plans or proposals for material changes in its business affairs or the affairs of Liquor Barn which may have a significant effect on the results of operations and financial position of Liquor Stores, including any proposal to liquidate Liquor Barn, to sell, lease or exchange all or a substantial part of Liquor Barn's assets, to amalgamate Liquor Barn with any other business organization or to make any material changes to Liquor Stores' business or Liquor Barn's business such as changes in corporate structure, management or personnel.

2.5 Prior Valuations

No valuation opinion was obtained within the last 12 months by Liquor Barn or Liquor Stores that was required by securities legislation or a Canadian exchange or market to support the consideration paid by Liquor Stores or any of its subsidiaries for Liquor Barn.

2.6 Parties to Transaction

The Acquisition was not with an "informed person" (as such term is defined in Section 1.1 of National Instrument 51-102 – *Continuous Disclosure Obligations*), associate or affiliate of Liquor Stores.

2.7 Date of Report

June 29, 2007.

3. Financial Statements

Pursuant to Part 8 of National Instrument 51-102, the following financial statements are attached to and form a part of this report:

(a) the amended audited consolidated balance sheet of Liquor Barn as at December 31, 2006 and the consolidated statements of earnings and deficit and cash flows of Liquor Barn for the period then ended, together with the auditor's report thereon and the notes thereto, are attached hereto as **Schedule A**. The auditors of these financial statements have not given their consent to include their audit report in this Report;

(b) the unaudited interim consolidated balance sheet of Liquor Barn as at March 31, 2007 and the unaudited interim consolidated statements of loss and comprehensive loss and deficit and cash flows for the three month period then ended, together with the notes thereto, are attached hereto as **Schedule B**; and

(c) the unaudited pro forma consolidated balance sheet of Liquor Stores as at March 31, 2007 and the unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2006, together with the notes thereto, are attached hereto as **Schedule C**.

SCHEDULE A

Liquor Barn Income Fund

Consolidated Financial Statements
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue NW
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776

March 14, 2007
(except for notes 21(b), (c), (d) and (e), which are as at May 3, 2007)

Auditors' Report

To the Trustees and Unitholders of
Liquor Barn Income Fund

We have audited the consolidated balance sheet of **Liquor Barn Income Fund** as at December 31, 2006 and the consolidated statements of earnings and deficit and cash flows for the period then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Liquor Barn Income Fund

Consolidated Balance Sheet

As at December 31, 2006

	$
Assets	
Current assets	
Cash	567,040
Accounts receivable (note 17)	923,745
Inventory	19,752,247
Prepaid expenses and deposits	576,505
	21,819,537
Other assets (note 3)	747,561
Property and equipment (note 4)	12,199,615
Intangible assets (note 5)	2,190,064
Goodwill (note 3)	83,455,450
	120,412,227
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	3,558,828
Due to Vendors (note 6)	3,420,216
Distributions payable to unitholders (note 7)	517,837
Distributions payable to non-controlling interest (note 7)	384,247
	7,881,128
Long-term debt (note 8)	24,169,898
Non-controlling interest (note 10)	17,866,717
	49,917,743
Contingency (note 13)	
Unitholders' Equity	
Fund Units (note 11)	72,507,248
Contributed surplus (note 15)	17,600
Deficit	(2,030,364)
	70,494,484
	120,412,227

Approved by the Board of Trustees

(Signed) "Robert King" ______________________ Trustee

(Signed) "Harold Irwin" ______________________ Trustee

Liquor Barn Income Fund

Consolidated Statement of Earnings and Deficit

For the period from from April 3, 2006 to December 31, 2006 (note 1)

	April 3, 2006 to December 31, 2006 $
Sales	98,037,681
Cost of sales	79,004,473
Gross margin	19,033,208
Expenses	
Salaries and benefits	6,792,845
General and administration	3,950,041
Rent	3,203,483
Amortization of property and equipment	1,699,269
Amortization of intangible assets	424,536
	16,070,174
Earnings from operations	2,963,034
Interest expense	711,465
Earnings before non-controlling interest	2,251,569
Non-controlling interest	(447,659)
Net earnings for the period	1,803,910
Distributions declared	(3,834,274)
Deficit – End of period	(2,030,364)
Basic and diluted earnings per Unit (note 14)	0.23

Liquor Barn Income Fund

Consolidated Statement of Cash Flows

For the period from April 3, 2006 to December 31, 2006 (note 1)

	April 3, 2006 to December 31, 2006 $
Cash provided by (used in)	
Operating activities	
Net earnings for the period	1,803,910
Items not affecting cash	
Amortization	2,123,805
Unit compensation	17,600
Amortization of inventory fair value adjustment	1,002,451
Non-controlling interest	447,659
	5,395,425
Net change in non-cash working capital items	(3,032,536)
	2,362,889
Financing activities	
Net proceeds from the issuance of Units	49,082,345
Net proceeds from the exercise of the over-allotment option	2,662,353
Redemption of Liquor Barn LP Exchangeable LP Units	(2,662,353)
Increase in long-term debt	24,169,898
Distributions paid to unitholders	(3,316,437)
Distributions paid to non-controlling interest	(566,061)
	69,369,745
Investing activities	
Business acquisitions (note 3)	(70,169,743)
Cash acquired on acquisitions	209,293
Purchase of property and equipment	(1,205,144)
	(71,165,594)
Cash – End of period	567,040
Supplementary information	
Interest paid	526,939
Interest received	-

1 Nature of operations and organization

Liquor Barn Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated April 3, 2006.

The Fund commenced business operations on May 17, 2006, when it completed an initial public offering (the "IPO") of 5,664,574 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $56,645,740. Concurrent with the closing of the IPO, the Fund acquired a 57.1% indirect interest in Liquor Barn Limited Partnership ("Liquor Barn LP") (note 3) and Liquor Barn LP acquired the net assets (the "Acquired Business") of Liquor Barn Group, Esposito Liquor Stores Group, Spirits Liquor Mart Group, Liquor Cellar Stores Group, 67th Street Liquor Store Group, Gateway Liquor Group, 576316 Alberta Ltd. and Duffy's Liquor Store Inc. (collectively, the "Vendors"). At the date of acquisition, Liquor Barn LP operated 52 retail liquor stores in Alberta and six retail liquor stores in British Columbia. Subsequent to May 17, 2006, Liquor Barn LP purchased an additional seven retail liquor stores in Alberta and one in British Columbia, bringing the total stores operated to 66 as at December 31, 2006.

On June 1, 2006, the Underwriters exercised their over-allotment option to purchase an additional 283,229 Fund Units at a price of $10 per unit, for aggregate gross proceeds of $2,832,290. The net proceeds of $2,662,353 were used to redeem 283,229 Liquor Barn LP Exchangeable LP Units. As a result of these transactions, the Fund held a 60% indirect interest in Liquor Barn LP.

Pursuant to the terms of the Exchangeable LP Units, holders of Exchangeable LP Units have the right indirectly to exchange all or a portion of their Exchangeable LP Units for Fund Units on a one-for-one basis. Subsequent to December 31, 2006, certain Vendors elected to exchange all or some of their Exchangeable LP Units totaling 110,278 units for Fund Units. The net effect was to increase Fund Units outstanding to 6,143,326 units and to reduce Exchangeable LP Units outstanding to 1,872,719. As a result of these transactions, the Fund holds a 61.4% indirect interest in Liquor Barn LP.

2 Significant accounting policies

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include, goodwill which is assessed for impairment based on both the expected discounted future cash flows of the related operations and the market comparable approach, and amortization of property and equipment which is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known. These consolidated financial statements have in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, Liquor Barn Operating Trust, Liquor Barn LP and Liquor Barn GP Inc. All significant inter-entity balances and transactions have been eliminated on consolidation.

Since the Fund commenced operations on May 17, 2006 with the purchase of the Acquired Business, no comparative information is provided.

b) Cash

Cash consists of cash on hand and balances with banks.

c) Inventory

Inventory is valued at the lower of cost, determined on the weighted average cost basis, and net realizable value.

d) Unit-based compensation

The Fund uses the fair value method of accounting for unit options. The fair value of option grants are calculated using the Black-Scholes option pricing model and recognized as compensation expense over the vesting period of those options. A corresponding adjustment is recorded through contributed surplus, a separate account in Unitholders' Equity. On the exercise of options, the consideration paid by the holder and the related amounts in contributed surplus are credited to Fund units.

e) Property and equipment

Property and equipment is recorded at cost. Amortization is provided for over the estimated useful lives of assets on a straight-line basis at annual rates as follows:

Leasehold improvements	5 years
Furniture, fixtures and equipment	5 years
Computer equipment	3 years
Computer software	2 years
Automotive	3 years
Signage	5 years

The Fund will test the carrying amount of property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

f) Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment. The Fund analyzes its business as one reporting unit because all of the components of the reporting unit have similar economic characteristics. The Fund uses a combination of the discounted cash flow model and the market comparable approach to assess the fair value of the reporting unit annually. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and the notional fair value of goodwill is recorded as an impairment loss in earnings of the current period.

g) Intangible assets

Intangible assets result from acquisitions and represent management's estimate of the fair value of the Liquor Barn trade name, licensee relationships, existing retail liquor licenses, a proprietary management information system and the value attributed to property leases acquired at less than market rates.

The Liquor Barn trade name has an indefinite life; therefore, the cost attributable to this item is not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount exceeds its fair value.

The amounts attributable to licensee relationships and retail liquor licenses are amortized over five years. The proprietary management information system is amortized over three years. The amount attributable to property leases is amortized over the remaining terms of the leases. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is no longer recoverable and exceeds their fair value.

h) Future income taxes

The Fund complies with the Income Tax Act (Canada) to qualify as a mutual fund trust. A mutual fund trust is subject to tax in each taxation year on the amount of its income for the year, including the net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to the unitholders for the year. The Fund intends to allocate all of its income and net realized capital gains, including those amounts derived from Liquor Barn LP, so that the Fund will not generally be liable for income tax and as such, corporate income taxes have not been provided for in the Fund.

Income tax obligations relating to distributions of the Fund are the obligations of the Unitholders and, accordingly, no provision for income taxes has been made in respect of the assets and liabilities of the Fund.

i) Revenue recognition

Revenue from retail sales is recognized at the point of sale.

3 Business acquisitions

a) Initial acquisition

On May 17, 2006, the Fund completed the IPO for aggregate proceeds of $56,645,740. The cost of issuance of the units was $7,563,395, resulting in a net addition to Unitholders' Equity of $49,082,345. The Fund used the net proceeds from the IPO to acquire an indirect 57.1% interest in Liquor Barn LP, represented by 5,664,574 Ordinary LP Units. Liquor Barn LP combined these funds with funds from the credit facility (note 8) to acquire, through a series of transactions, 100% of the net assets of the Vendors' retail liquor store operations or businesses.

The acquisitions have been accounted for using the purchase method, and accordingly the results of operations from the Acquired Business are reflected from the date of acquisition.

The purchase price allocated to the net assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Net assets acquired	
Property and equipment	12,041,740
Goodwill	73,114,414
Intangible assets	2,366,600
Net working capital (including cash of $188,612)	14,653,817
	102,176,571
Consideration	
Net cash from the offering and credit facility	57,274,958
Liquor Barn LP Exchangeable LP Units	22,662,260
Liquor Barn LP Subordinated LP Units	18,369,366
Due to Vendors	3,869,987
	102,176,571

The acquisition agreements governing the purchase of the Vendors businesses provided that an aggregate $1,982,700 be withheld from the total purchase consideration and be used to fund integration costs related to the retail liquor stores acquired. Under the terms of the acquisition agreements, any unspent amounts remaining six months after completion of the IPO are to be paid to the Vendors as additional purchase consideration. At December 31, 2006, $768,053 had not been spent and has therefore been accounted for as additional goodwill with an offset to Due to Vendors.

In addition, $577,078 is held in an account (included in Other assets) to partially fund this additional consideration. Certain offering costs have been paid from this account but are ultimately recoverable from amounts due to Vendors by offset as allowed under the terms of the various acquisition agreements.

Also included in Other assets is an amount of $154,094 relating to professional fees incurred with respect to issuance of the subordinated debenture, as described in note 21.

b) Subsequent acquisitions

During the period, the Fund acquired the assets of seven retail liquor stores in Alberta and one in British Columbia. The acquisitions have been accounted for using the purchase method and accordingly, the results of operations from the acquired businesses are reflected from the dates of acquisition. The purchase price allocated to the net assets acquired and the liabilities assumed based on their fair values is as follows:

	$
Net assets acquired	
Intangible assets	248,000
Property and equipment	652,000
Goodwill	10,341,036
Net working capital (including cash of $20,681)	2,586,329
	13,827,365
Consideration	
Cash	12,894,785
Fund Units (85,245 Units – note 11)	932,580
	13,827,365

Under the terms of certain of the acquisition agreements, additional consideration of up to $1.7 million may be payable based up on the financial performance of the acquired stores over the next 24 months.

4 Property and equipment

	Cost $	Accumulated amortization $	Net $
Leasehold improvements	10,756,093	1,319,836	9,436,257
Furniture, fixtures and equipment	1,860,358	183,345	1,677,013
Computer equipment	1,183,875	189,143	994,732
Computer software	22,337	2,158	20,179
Automotive	22,000	4,573	17,427
Signage	54,221	214	54,007
	13,898,884	1,699,269	12,199,615

5 Intangible assets

	Cost $	Accumulated amortization $	Net $
Indefinite life			
Trade name	149,000	-	149,000
Limited life			
Licensee relationships	375,000	78,125	296,875
Licences	598,000	124,583	473,417
Property lease agreements	781,000	76,734	704,266
Proprietary Management Information System	711,600	145,094	566,506
	2,614,600	424,536	2,190,064

6 Due to Vendors

The balance due to Vendors comprises 25% of the inventory value purchased from the Vendors which was not paid on closing of the IPO, integration costs not spent and owing to the Vendors, offset by additional offering costs paid by the Fund which are recoverable from the Vendors.

7 Distributions

Distributions totalling $0.4793 per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund from April 3, 2006 to December 31, 2006.

	April 3, 2006 to December 31, 2006	
	Declared $	**Paid** $
Unitholders		
Fund Units	2,883,822	2,494,087
Exchangeable LP Units	950,452	822,350
	3,834,274	3,316,437
Non-controlling interest		
Subordinated LP Units	950,308	566,061
	4,784,582	3,882,498

At December 31, 2006, distributions payable to unitholders was $517,837.

At December 31, 2006, distributions payable to non-controlling interest was $384,247.

8 Long-term debt

The Fund has a $27,000,000 three-year committed revolving operating credit facility with a Canadian chartered bank consisting of:

	$
Long-term debt	24,169,898

The long-term debt is collateralized by a general security agreement covering all present and after acquired personal property of Liquor Barn LP, a first fixed and floating charge over all of Liquor Barn LP's present and after acquired real property and an assignment of Liquor Barn LP's insurance. Interest is payable at the lender's prime rate or at the banker's acceptance rate plus 1.50%. At December 31, 2006, the effective interest rate was 6.75%.

The credit facility cannot be called by the bank unless there is a breach of any covenant and is due on May 17, 2009 if the bank does not grant a renewal of the facility.

9 Future income taxes

The Fund does not record income taxes relating to income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The estimated differences between the tax bases and the reported amounts of the Fund's assets and liabilities for which future income taxes are not recorded are as follows:

	$
Goodwill and intangible assets	26,332,316
Property and equipment	6,245,221
Issue costs	(6,809,657)
	25,767,880

These estimated differences are subject to review and finalization of the various Vendor income tax filings related to the Acquired Business. Of the difference relating to goodwill, $23,156,125 is not deductible for tax purposes.

Pursuant to the draft legislation issued on December 15, 2006 and related to the Tax Fairness Plan previously announced on October 31, 2006, specified investment flow-through entities ("SIFTS") will be taxed beginning in 2011, on distributions paid to unitholders. This tax will be at a total combined rate of 31.5%. Assuming the legislation is enacted, the Fund will be classified as a SIFT and, therefore, will be required to record any future income tax asset or liability on the temporary differences between the accounting and tax book values of its assets.

As the new legislation has not been substantively enacted as of the financial statement date, this future income tax has not been recorded by the Fund.

10 Non-controlling interest

	Liquor Barn LP Subordinated LP Units #	Amount $
May 17, 2006	1,982,700	18,369,366
Earnings	-	447,659
Distributions declared	-	(950,308)
December 31, 2006	1,982,700	17,866,717

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 11), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 7) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be exchanged for Exchangeable LP Units on a one-for-one basis the day after the end of the subordination period of December 31, 2008, assuming certain conditions are met.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

11 Unitholders' equity

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Fund Units			
Units issued on May 17, 2006	5,664,574	(7,563,395)	49,082,345
Exercise of over-allotment option on June 1, 2006	283,229	(169,937)	2,662,353
Units issued on business acquisition (note 3)	85,245	-	932,580
	6,033,048	(7,733,332)	52,677,278
Liquor Barn LP Exchangeable LP Units			
Units issued on May 17, 2006	2,266,226	-	22,662,260
Exercise of over-allotment option on June 1, 2006	(283,229)	-	(2,832,290)
Balance – December 31, 2006	8,016,045	(7,733,332)	72,507,248
Fund Special Voting Units	3,965,697		

Fund Units

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights and privileges.

Liquor Barn LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Barn LP have economic and voting rights equivalent to the Fund Units. They are exchangeable, indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement.

Each Exchangeable LP Unit entitles the holder to receive distributions from Liquor Barn LP pro rata with distributions made by the Fund on Fund Units.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meeting of Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 4,248,926 Fund Special Voting Units relating to the 2,266,226 Exchangeable LP Units and the 1,982,700 Subordinated LP Units that were issued at the time of the IPO. On June 1, 2006 the Underwriters exercised their over-allotment option and as a result, 283,229 Exchangeable LP Units were redeemed along with 283,229 Fund Special Voting Units.

12 Commitments

The Fund occupies its retail locations under lease agreements with varying terms from 5 to 10 years, expiring from 2007 to 2015. The leases, including motor vehicle leases, provide for minimum annual lease payments over the next five years as follows:

	$
Years ending December 31, 2007	4,048,242
2008	3,730,331
2009	3,180,548
2010	2,583,500
2011	1,895,669
Thereafter	4,635,182
	20,073,472

13 Contingency

In January 2007, a statement of claim was filed in the Supreme Court of British Columbia naming a corporation owned by the CEO of the Fund. The claim also names Liquor Barn GP Inc., its directors and Liquor Barn LP as defendants. The claim alleges breach of contract in respect of an alleged agreement between a third party vendor and the corporation owned by the CEO of the Fund to acquire a liquor store and pub operation and includes claims totalling $5.0 million, as well as other remedies. Management intends to vigorously defend this claim, but at this time the outcome of the claim cannot be predicted with certainty and the amount of any future loss is not determinable (see note 21(e)).

14 Earnings per Unit

	April 3, 2006 to December 31, 2006 $
Earnings – numerator utilized in basic and diluted Earnings per Unit	1,803,910
Non-controlling interest	447,659
Earnings – numerator utilized in diluted Earnings per Unit	2,251,569
Denominator utilized in basic Earnings per Unit	7,990,885
Subordinated Units	1,982,700
Denominator utilized in diluted Earnings per Unit	9,973,585
Earnings per Unit – Basic	0.23
Earnings per Unit – Diluted	0.23

15 Unit-based compensation

The Fund has an Incentive Unit Option Plan (the "Plan") for certain employees, officers, directors and trustees. Options issued under the Plan vest equally over three years on each anniversary date. All options must be exercised over specified periods not to exceed 10 years from date granted. The options may be exercised by purchasing the Fund Units for the exercise price. At December 31, 2006, 496,963 units remain reserved for issuance under the option plan. During the period, 286,550 unit options were granted to purchase Fund Units at an average exercise price of $10.18 per Unit and 75,450 were forfeited. No options were exercisable at December 31, 2006 and all options have a life of 10 years.

	Unit #	Weighted average exercise price $
Options granted and outstanding – End of period	211,100	10.18

The weighted average fair value of units at the grant date using the Black-Scholes option pricing model and the following assumptions was $0.36:

Risk free interest rate	4.25%
Expected life in years	10 years
Expected volatility	13.9%
Expected dividends	7.75%

Unit based compensation expense recognized for the period from May 17, 2006 to December 31, 2006 was $17,600 with an offset to Contributed Surplus.

16 Financial instruments

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, due to vendors, distributions payable and long-term debt. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Interest rate risk

The Fund's long-term debt, as described in note 8, bears interest with floating rates, thus exposing the Fund to interest rate fluctuations.

Fair values

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, due to vendors, distributions payable and long-term debt approximate the carrying amount either due to their relatively short-term maturities or interest rates which approximate market rates.

17 Related party transactions

During the period from May 17, 2006 to December 31, 2006, the Fund incurred premises rent of $81,275 to a company controlled by the CEO of the Fund. Further, the Fund received management fees amounting to $144,402 from a company controlled by the CEO of the Fund. This amount together with advances of $13,757 from the Fund is included in accounts receivable. These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount.

18 Economic dependence

Under Alberta and British Columbia provincial legislation, the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission and British Columbia Liquor Distribution Branch. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with these two suppliers.

19 Seasonal nature of the business

The Fund's results for the period from May 17 to December 31, 2006 are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

20 Segmented information

The fund has one operating segment, being the operation of retail liquor stores in Canada. All assets are located in Canada.

21 Subsequent events

a) Issuance of Subordinated Debentures

On January 4, 2007, the Fund closed a private placement of $15,700,000 aggregate principal amount of 8% convertible unsecured subordinated debentures (the "Debentures") maturing December 31, 2011. The Debentures are convertible into Units of the Fund at the option of the holder at a conversion price of $8.60 per Unit. Interest on the Debentures will be paid semi-annually on June 30 and December 31 of each year, commencing on June 30, 2007.

The Fund will use the net proceeds from the offering to fund planned acquisitions and future acquisition opportunities that may arise and for general corporate purposes, including reduction of the amount of indebtedness outstanding under the Fund's existing credit facility.

b) Store acquisitions

From December 31, 2006 to May 3, 2007, the Fund completed acquisitions of twelve retail liquor store businesses. Of the twelve retail liquor store businesses acquired by the Fund, nine are located in British Columbia and three are located in Alberta. This brings the total number of liquor stores owned and operated by the Fund to 78. The aggregate purchase price for these businesses, at closing, was approximately $33.2 million. In the case of three of the businesses, an aggregate amount of up to $3.6 million in contingent payments is payable to the vendors if the businesses meet certain performance targets.

c) Issuance of Fund Units

On April 10, 2007, the Fund closed an underwritten public offering of 3,980,000 Fund Units at a price of $8.40 per Unit, for total gross proceeds of $33,432,000.

The Fund will use the net proceeds from the offering to fund planned acquisitions and future acquisition opportunities that may arise and for general corporate purposes, including reduction of the amount of indebtedness outstanding under the Fund's existing credit facility.

d) Take-over bid

On April 10, 2007, Liquor Stores Income Fund commenced an unsolicited offer to purchase all of the issued and outstanding Fund Units (the "Liquor Stores Offer"). In accordance with the Liquor Stores Offer, which by its terms expires on May 17, 2007, holders of Fund Units would receive 0.53 of a unit of Liquor Stores Income Fund for each Fund Unit. On April 19, 2007, the Fund announced that its Board of Trustees had initiated a strategic review process to identify and consider strategic alternatives available to the Fund to enhance unitholder value, and also announced the Fund's adoption of a limited duration unitholder rights plan to ensure that the Board of Trustees has adequate time to identify, develop and negotiate value-enhancing alternatives and to encourage the fair treatment of holders of Fund Units in connection with the Liquor Stores Offer or any other take-over bid for the Fund. On April 25, 2007, the Fund's Board of Trustees filed a circular with Canadian securities regulators recommending that holders of Fund Units reject the Liquor Stores Offer and not tender their units to the Liquor Stores Offer.

e) Legal proceedings

As noted in note 13 above, on May 3, 2007, an order for dismissal of the claim previously filed naming, among others, Liquor Barn GP Inc., its directors and Liquor Barn LP as defendants was submitted to the Supreme Court of British Columbia, and the plaintiffs in such claim granted a full and final release of all named defendants in connection with the claim.

In addition, on May 3, 2007, an unrelated claim was filed by one of the Vendors from the IPO transaction against Liquor Barn LP. The claim (approximately $1.5 million) alleges breaches of contract related to the acquisition agreement. Management intends to vigorously defend this claim, but at this time the outcome of the claim is uncertain and any future loss is not determinable.

SCHEDULE B

Liquor Barn Income Fund

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2007

Liquor Barn Income Fund

Interim Consolidated Balance Sheet
(Unaudited)
As at March 31, 2007

	March 31, 2007 $ (Unaudited)	December 31, 2006 $
Assets		
Current assets		
Cash	541,842	567,040
Accounts receivable (note 16)	906,926	923,745
Inventory	19,681,019	19,752,247
Prepaid expenses and deposits	887,644	576,505
	22,017,431	21,819,537
Other assets (note 3(e))	600,008	747,561
Property and equipment (note 4)	12,276,409	12,199,615
Intangible assets (note 5)	2,016,855	2,190,064
Goodwill (note 3)	92,694,352	83,455,450
	129,605,055	120,412,227
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2,286,549	3,558,828
Accrued interest on convertible debentures	303,481	-
Due to Vendors (note 6)	2,320,221	3,420,216
Distributions payable to unitholders (note 7)	517,837	517,837
Distributions payable to non-controlling interest (note 7)	384,247	384,247
	5,812,335	7,881,128
Long-term debt (note 8)	23,238,467	24,169,898
Convertible debentures (note 8)	14,019,303	-
Non-controlling interest (note 10)	17,344,227	17,866,717
	60,414,332	49,917,743
Contingency (note 13)		
Unitholders' Equity		
Fund Units (note 11)	72,507,248	72,507,248
Convertible debentures (note 8)	819,079	-
Contributed surplus (note 14)	23,939	17,600
Deficit	(4,159,543)	(2,030,364)
	69,190,723	70,494,484
	129,605,055	120,412,227

Liquor Barn Income Fund

Interim Consolidated Statement of Loss and Comprehensive Loss and Deficit
(Unaudited)
For the period from January 1, 2007 to March 31, 2007

	Three-month period ended March 31, 2007 $ (Unaudited)
Sales	31,659,545
Cost of sales	25,075,756
Gross margin	6,583,789
Expenses	
Salaries and benefits	2,793,434
General and administration	1,524,161
Rent	1,461,205
Amortization of property and equipment	746,519
Amortization of intangible assets	173,209
	6,698,528
Loss from operations	(114,739)
Interest expense	(582,420)
Loss before non-controlling interest	(697,159)
Non-controlling interest	138,243
Net loss and comprehensive loss for the period	(558,916)
Distributions declared	(1,553,510)
Interest on equity portion of convertible debentures	(16,753)
Deficit – Beginning of period	(2,030,364)
Deficit – End of period	(4,159,543)
Basic and diluted loss per Unit (note 13)	(0.07)

Liquor Barn Income Fund

Interim Consolidated Statement of Cash Flows
(Unaudited)
For the period from January 1, 2007 to March 31, 2007

	Three-month period ended March 31, 2007 $ (Unaudited)
Cash provided by (used in)	
Operating activities	
Net loss for the period	(558,916)
Items not affecting cash	
Amortization	919,727
Unit compensation	6,339
Amortization of inventory fair value adjustment	45,222
Non-controlling interest	(138,243)
Accrued interest – convertible debentures	303,481
	577,610
Net change in non-cash working capital items	(1,820,710)
	(1,243,100)
Financing activities	
Net proceeds from convertible debentures	14,838,382
Decrease in long-term debt	(931,430)
Distributions paid to unitholders	(1,553,510)
Distributions paid to non-controlling interest	(384,247)
	11,969,195
Investing activities	
Business acquisitions (note 3)	(10,227,804)
Cash acquired on acquisitions	11,112
Purchase of property and equipment	(534,601)
	(10,751,293)
Change in cash	(25,198)
Cash – Beginning of period	567,040
Cash – End of period	541,842
Supplementary information	
Interest paid	308,971

1 Nature of operations and organization

Liquor Barn Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated April 3, 2006.

The Fund commenced business operations on May 17, 2006, when it completed an initial public offering (the "IPO") of 5,664,574 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $56,645,740. Concurrent with the closing of the IPO, the Fund acquired a 57.1% indirect interest in Liquor Barn Limited Partnership ("Liquor Barn LP") (note 3) and Liquor Barn LP acquired the net assets (the "Acquired Business") of Liquor Barn Group, Esposito Liquor Stores Group, Spirits Liquor Mart Group, Liquor Cellar Stores Group, 67th Street Liquor Store Group, Gateway Liquor Group, 576316 Alberta Ltd. and Duffy's Liquor Store Inc. (collectively, the "Vendors"). At the date of acquisition, Liquor Barn LP operated 52 retail liquor stores in Alberta and six retail liquor stores in British Columbia. Subsequent to May 17, 2006, Liquor Barn LP purchased an additional seven retail liquor stores in Alberta and one in British Columbia, bringing the total stores operated to 66 as at December 31, 2006.

In 2007, Liquor Barn LP purchased an additional two stores in Alberta and two stores in British Columbia bringing the total stores operated to 70 as of March 31, 2007.

On June 1, 2006, the Underwriters exercised their over-allotment option to purchase an additional 283,229 Fund Units at a price of $10 per unit, for aggregate gross proceeds of $2,832,290. The net proceeds of $2,662,353 were used to redeem 283,229 Liquor Barn LP Exchangeable LP Units. As a result of these transactions, the Fund held a 60% indirect interest in Liquor Barn LP.

Pursuant to the terms of the Exchangeable LP Units, holders of Exchangeable LP Units have the right indirectly to exchange all or a portion of their Exchangeable LP Units for Fund Units on a one-for-one basis. During the period ended March 31, 2007, certain Vendors elected to exchange all or some of their Exchangeable LP Units totaling 110,278 units for Fund Units. The net effect was to increase Fund Units outstanding to 6,143,326 units and to reduce Exchangeable LP Units outstanding to 1,872,719. As a result of these transactions, the Fund holds a 61.4% indirect interest in Liquor Barn LP.

Subsequent to March 31, 2007, certain Vendors elected to exchange all or some of their Exchangeable LP Units totaling 69,822 units for Fund Units. The net effect was to increase Fund Units outstanding to 6,213,148 units and to reduce Exchangeable LP Units outstanding to 1,802,897. As a result of these transactions, the Fund holds a 62.1% indirect interest in Liquor Barn LP. In addition, the Fund qualified for distribution of 3,980,000 trust units ("Fund Units"), increasing total fund units to 10,193,148 and a 72.92% indirect interest in Liquor Barn LP.

2 Significant accounting policies

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include, goodwill which is assessed for impairment based on both the expected discounted future cash flows of the related operations and the market comparable approach, and amortization of property and equipment which is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known. These consolidated financial statements have in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Effective January 1, 2007, the Fund has adopted Canadian Institute of Chartered Accountants ("CICA") handbook Section 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, and Section 3865 – Hedges. The adoption of these standards did not have any impact on the financial position of the Fund at the date of adoption. As the Fund has no items of other comprehensive income, net earnings (loss) for the period is equivalent to comprehensive earnings (loss).

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, Liquor Barn Operating Trust, Liquor Barn LP and Liquor Barn GP Inc. All significant inter-entity balances and transactions have been eliminated on consolidation.

Since the Fund commenced operations on May 17, 2006 with the purchase of the Acquired Business, no comparative information is provided on the consolidated statement of loss and comprehensive loss and deficit and consolidated statement of cash flows.

b) Cash

Cash consists of cash on hand and balances with banks.

c) Inventory

Inventory is valued at the lower of cost, determined on the weighted average cost basis, and net realizable value.

d) Unit-based compensation

The Fund uses the fair value method of accounting for unit options. The fair value of option grants are calculated using the Black-Scholes option pricing model and recognized as compensation expense over the vesting period of those options. A corresponding adjustment is recorded through contributed surplus, a separate account in Unitholders' Equity. On the exercise of options, the consideration paid by the holder and the related amounts in contributed surplus are credited to Fund units.

e) Property and equipment

Property and equipment is recorded at cost. Amortization is provided for over the estimated useful lives of assets on a straight-line basis at annual rates as follows:

Leasehold improvements	5 years
Furniture, fixtures and equipment	5 years
Computer equipment	3 years
Computer software	2 years
Automotive	3 years
Signage	5 years

The Fund will test the carrying amount of property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

f) Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment. The Fund analyzes its business as one reporting unit because all of the components of the reporting unit have similar economic characteristics. The Fund uses a combination of the discounted cash flow model and the market comparable approach to assess the fair value of the reporting unit annually. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and the notional fair value of goodwill is recorded as an impairment loss in earnings of the current period.

g) Intangible assets

Intangible assets result from acquisitions and represent management's estimate of the fair value of the Liquor Barn trade name, licensee relationships, existing retail liquor licenses, a proprietary management information system and the value attributed to property leases acquired at less than market rates.

The Liquor Barn trade name has an indefinite life; therefore, the cost attributable to this item is not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount exceeds its fair value.

The amounts attributable to licensee relationships and retail liquor licenses are amortized over five years. The proprietary management information system is amortized over three years. The amount attributable to property leases is amortized over the remaining terms of the leases. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is no longer recoverable and exceeds their fair value.

h) Future income taxes

The Fund complies with the Income Tax Act (Canada) to qualify as a mutual fund trust. A mutual fund trust is subject to tax in each taxation year on the amount of its income for the year, including the net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to the Unitholders for the year. The Fund intends to allocate all of its income and net realized capital gains, including those amounts derived from Liquor Barn LP, so that the Fund will not generally be liable for income tax and as such, corporate income taxes have not been provided for in the Fund.

Income tax obligations relating to distributions of the Fund are the obligations of the Unitholders and, accordingly, no provision for income taxes has been made in respect of the assets and liabilities of the Fund.

i) Revenue recognition

Revenue from retail sales is recognized at the point of sale.

j) Transaction costs

Transaction costs related to the issuance of financial liabilities are initially deferred and recognized in earnings using the effective interest rate method over the term of the related instrument.

3 Business acquisitions

a) Initial public offering and acquisitions

On May 17, 2006, the Fund completed the IPO for aggregate proceeds of $56,645,740. The cost of issuance of the units was $7,563,395, resulting in a net addition to Unitholders' Equity of $49,082,345. The Fund used the net proceeds from the IPO to acquire an indirect 57.1% interest in Liquor Barn LP, represented by 5,664,574 Ordinary LP Units. Liquor Barn LP combined these funds with funds from the credit facility (note 8) to acquire, through a series of transactions, 100% of the net assets of the Vendors' retail liquor store operations or businesses.

The acquisitions have been accounted for using the purchase method, and accordingly the results of operations from the Acquired Business are reflected from the date of acquisition.

The purchase price allocated to the net assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Net assets acquired	
Property and equipment	12,041,740
Goodwill	73,114,414
Intangible assets	2,366,600
Net working capital (including cash of $188,612)	14,653,817
	102,176,571
Consideration	
Net cash from the offering and credit facility	57,274,958
Liquor Barn LP Exchangeable LP Units	22,662,260
Liquor Barn LP Subordinated LP Units	18,369,366
Due to Vendors	3,869,987
	102,176,571

The acquisition agreements governing the purchase of the Vendors businesses provided that an aggregate $1,982,700 be withheld from the total purchase consideration and be used to fund integration costs related to the retail liquor stores acquired. Under the terms of the acquisition agreements, any unspent amounts remaining six months after completion of the IPO are to be paid to the Vendors as additional purchase consideration. At December 31, 2006, $768,053 had not been spent and has therefore been accounted for as additional goodwill with an offset to Due to Vendors.

b) 2006 acquisitions

During the period ended December 31, 2006, the Fund acquired the assets of seven retail liquor stores in Alberta and one in British Columbia. The acquisitions have been accounted for using the purchase method and accordingly, the results of operations from the acquired businesses are reflected from the dates of acquisition. The purchase price allocated to the net assets acquired and the liabilities assumed based on their fair values is as follows:

	$
Net assets acquired	
Intangible assets	248,000
Property and equipment	652,000
Goodwill	10,341,036
Net working capital (including cash of $20,681)	2,586,329
	13,827,365
Consideration	
Cash	12,894,785
Fund Units (85,245 Units)	932,580
	13,827,365

c) 2007 acquisitions

During the quarter ended March 31, 2007, the Fund completed the acquisition of four retail liquor store businesses. The business acquisition have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The purchase price allocation is preliminary and is subject to change once the final valuations of assets acquired are completed and the final determination of costs related to the acquisition has been made.

The purchase price allocated to the net assets acquired and the liabilities assumed based on their fair values are as follows:

	$
Net assets acquired	
Property and equipment	288,711
Goodwill	8,287,789
Net working capital (including cash of $11,112)	699,078
	9,275,578
Consideration	
Cash	9,275,578

d) Contingent consideration

Under the terms of certain of the acquisition agreements, as of March 31, 2007, additional consideration of $910,000 may be payable based upon the financial performance of the acquired stores over the next 19 months.

Given the uncertainty with respect to the amount and timing of such payments, no amount was recorded with respect to this contingent consideration at the time of the respective acquisitions. The Fund will recognize additional consideration and goodwill when the outcome of these contingencies becomes determinable.

During the period, additional goodwill of $951,113 was recorded relating to the payment of contingent consideration and the finalization of prior period purchase price allocations.

e) Other assets

Other assets includes $275,019 (December 31, 2006 – $577,078) held in an account to fund additional purchase consideration as described in note 3(d). Certain offering costs have been paid from this account but are ultimately recoverable from amounts due to Vendors by offset as allowed under the terms of the various acquisition agreements.

Also included in other assets is an amount of $324,989 (December 31, 2006 – $154,094) relating to professional fees incurred with respect to issuance of fund units as described in note 20(b). The amount as at December 31, 2006 related to issuance of the convertible debentures.

4 Property and equipment

			March 31, 2007
	Cost $ (Unaudited)	**Accumulated amortization $ (Unaudited)**	**Net $ (Unaudited)**
Leasehold improvements	10,857,592	1,859,308	8,998,284
Furniture, fixtures and equipment	2,369,662	279,076	2,090,586
Computer equipment	1,174,769	288,970	885,799
Computer software	24,467	5,479	18,988
Automotive	22,000	6,407	15,593
Signage	273,707	6,548	267,159
	14,722,197	2,445,788	12,276,409

			December 31, 2006
	Cost $	**Accumulated amortization $**	**Net $**
Leasehold improvements	10,756,093	1,319,836	9,436,257
Furniture, fixtures and equipment	1,860,358	183,345	1,677,013
Computer equipment	1,183,875	189,143	994,732
Computer software	22,337	2,158	20,179
Automotive	22,000	4,573	17,427
Signage	54,221	214	54,007
	13,898,884	1,699,269	12,199,615

5 Intangible assets

			March 31, 2007
	Cost $ (Unaudited)	Accumulated amortization $ (Unaudited)	Net $ (Unaudited)
Indefinite life			
Trade name	149,000	-	149,000
Limited life			
Licensee relationships	375,000	109,375	265,625
Licences	598,000	154,482	443,518
Property lease agreements	781,000	126,343	654,657
Proprietary Management Information System	711,600	207,545	504,055
	2,614,600	597,745	2,016,855

			December 31, 2006
	Cost $	Accumulated amortization $	Net $
Indefinite life			
Trade name	149,000	-	149,000
Limited life			
Licensee relationships	375,000	78,125	296,875
Licences	598,000	124,583	473,417
Property lease agreements	781,000	76,734	704,266
Proprietary Management Information System	711,600	145,094	566,506
	2,614,600	424,536	2,190,064

6 Due to Vendors

The balance due to Vendors comprises 25% of the inventory value purchased from the Vendors which was not paid on closing of the IPO, integration costs not spent and owing to the Vendors, offset by additional offering costs paid by the Fund which are recoverable from the Vendors.

7 Distributions

Distributions totalling $0.1938 per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund in the period ended March 31, 2007.

	January 1, 2007 to March 31, 2007	
	Declared $ (Unaudited)	**Paid** $ (Unaudited)
Unitholders		
Fund Units	1,183,453	1,176,329
Exchangeable LP Units	370,057	377,181
	1,553,510	1,553,510
Non-controlling interest		
Subordinated LP Units	384,247	384,247
	1,937,757	1,937,757

At March 31, 2007 and December 31, 2006, distributions payable to unitholders was $517,837.

At March 31, 2007 and December 31, 2006, distributions payable to non-controlling interest was $384,247.

8 Long-term debt and convertible debentures

a) Long-term debt

The Fund has a $27,000,000 three-year committed revolving operating credit facility with a Canadian chartered bank consisting of:

	March 31, 2007 $ (Unaudited)	December 31, 2006 $
Long-term debt	23,238,467	24,169,898

The long-term debt is collateralized by a general security agreement covering all present and after acquired personal property of Liquor Barn LP, a first fixed and floating charge over all of Liquor Barn LP's present and after acquired real property and an assignment of Liquor Barn LP's insurance. Interest is payable at the lender's prime rate or at the banker's acceptance rate plus 1.50%. At March 31, 2007, the effective interest rate was 6.75% (December 31, 2006 – 6.75%).

The credit facility cannot be called by the bank unless there is a breach of any covenant and is due on May 17, 2009 if the bank does not grant a renewal of the facility.

b) Convertible debentures

On January 4, 2007, the Fund closed a private placement of $15,700,000 aggregate principal amount of 8% convertible unsecured subordinated debentures (the "Debentures") maturing December 31, 2011. The Debentures are convertible into Units of the Fund at the option of the holder at a conversion price of $8.60 per Unit. Interest on the Debentures will be paid semi-annually on June 30 and December 31, of each year, commencing on June 30, 2007.

The Debentures are not redeemable before December 31, 2009 (the "First Call Date"). On and after the First Call Date and prior to December 31, 2010, the Debentures will be redeemable in whole or in part from time to time at the Fund's option at par plus accrued and unpaid interest, provided that the weighted average trading price of the Units on the Toronto Stock Exchange during the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the conversion price. On and after December 31, 2010, the Debentures will be redeemable at the Fund's option at any time at par plus accrued and unpaid interest.

Upon the occurrence of a change of control involving the acquisition of voting control or direction over 66-2/3% or more of the Units of the Fund, the Fund will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

The Fund will have the right at any time to purchase the Debentures in the market (if possible), by tender, or by private contract.

The deferred transaction costs are being recognized in earnings using the effective interest rate method.

The Debentures are treated as compound instruments for financial reporting purposes. Accordingly, the conversion feature has been separately valued and presented as a component of equity in the amount of $819,079.

	March 31, 2007 $ (Unaudited)
8% convertible debentures	15,700,000
Unamortized transaction costs	(861,618)
	14,838,382
Equity portion of convertible debenture	(819,079)
	14,019,303

9 Future income taxes

The Fund does not record income taxes relating to income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The estimated differences between the tax bases and the reported amounts of the Fund's assets and liabilities for which future income taxes are not recorded are as follows:

	March 31, 2007 $ (Unaudited)	December 31, 2006 $
Goodwill and intangible assets	26,976,204	26,332,316
Property and equipment	6,245,221	6,245,221
Issue costs	(6,417,295)	(6,809,657)
	26,804,130	25,767,880

Of the difference relating to goodwill, $23,156,125 is not deductible for tax purposes.

Pursuant to the draft legislation issued on December 15, 2006 and related to the Tax Fairness Plan previously announced on October 31, 2006, specified investment flow-through entities ("SIFTS") will be taxed beginning in 2011, on distributions paid to Unitholders. This tax will be at a total combined rate of 31.5%. Assuming the legislation is enacted, the Fund will be classified as a SIFT and, therefore, will be required to record any future income tax asset or liability on the temporary differences between the accounting and tax values of its assets.

As the new legislation has not been substantively enacted as of the financial statement date, this future income tax has not been recorded by the Fund.

10 Non-controlling interest

	Liquor Barn LP Subordinated LP Units #	Amount $
December 31, 2006	1,982,700	17,866,717
Earnings (loss)	-	(138,243)
Distribution declared	-	(384,247)
March 31, 2007 (Unaudited)	1,982,700	17,344,227

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 11), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.
Distributions are to be made monthly on the Fund Units (note 7) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be exchanged for Exchangeable LP Units on a one-for-one basis the day after the end of the subordination period of December 31, 2008, assuming certain conditions are met.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

11 Unitholders' equity

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Fund Units			
Balance – December 31, 2006	6,033,048	(7,733,332)	52,677,278
Issued for exchangeable LP Units	110,278	-	1,102,780
Balance – March 31, 2007 (Unaudited)	6,143,326	(7,733,332)	53,780,058
Liquor Barn LP Exchangeable LP Units			
Balance – December 31, 2006	1,982,997	-	19,829,970
Exchanged for fund Units	(110,278)	-	(1,102,780)
Balance – March 31, 2007 (Unaudited)	1,872,719	-	18,727,190
Balance – March 31, 2007 (Unaudited)	8,016,045	(7,733,332)	72,507,248
Fund Special Voting Units	3,855,419		

Fund Units

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights and privileges.

Liquor Barn LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Barn LP have economic and voting rights equivalent to the Fund Units. They are exchangeable, indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement.

Each Exchangeable LP Unit entitles the holder to receive distributions from Liquor Barn LP pro rata with distributions made by the Fund on Fund Units.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meeting of Unitholders.

12 Commitments

The Fund occupies its retail locations under lease agreements with varying terms from 5 to 10 years, expiring from 2007 to 2015. The leases, including motor vehicle leases, provide for minimum annual lease payments over the next five years and thereafter as follows:

	$
Years ending March 31, 2008	4,395,060
2009	4,127,469
2010	3,563,564
2011	2,914,065
2012	2,184,982
Thereafter	5,092,768
	22,277,908

13 Loss per Unit

	Three-month period ended March 31, 2007 $
Loss – numerator utilized in basic loss per Unit	(558,916)
Non-controlling interest	(138,243)
Loss – numerator utilized in diluted loss per Unit	(697,159)
Denominator utilized in basic loss per Unit	8,016,045
Subordinated Units	1,982,700
Denominator utilized in diluted loss per Unit	9,998,745
Loss per Unit – Basic	(0.07)
Loss per Unit – Diluted	(0.07)

14 Unit-based compensation

The Fund has an Incentive Unit Option Plan (the "Plan") for certain employees, officers, directors and trustees. Options issued under the Plan vest equally over three years on each anniversary date. All options must be exercised over specified periods not to exceed 10 years from date granted. The options may be exercised by purchasing the Fund Units for the exercise price. At March 31, 2007, 497,563 (December 31, 2006, 496,963) units remain reserved for issuance under the option plan. During the period, no unit options were granted to purchase Fund Units and 600 unit options were forfeited. No options were exercisable at March 31, 2007 and all options have a life of 10 years.

	Unit #	Weighted average exercise price $
Options granted and outstanding – December 31, 2006	211,100	10.18
Granted	40,000	8.47
Forfeited	(40,600)	10.94
Options granted and outstanding – March 31, 2007 (Unaudited)	210,500	9.71

The weighted average fair value of units at the grant date using the Black-Scholes option pricing model and the following assumptions was $0.32:

Risk free interest rate	4.25%
Expected life in years	10 years
Expected volatility	13.9%
Expected dividends	7.75%

Unit based compensation expense recognized for the period ended March 31, 2007 was $6,339 with an offset to Contributed Surplus.

15 Financial instruments

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, due to vendors, distributions payable and long-term debt and convertible debentures. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Interest rate risk

The Fund's long-term debt, as described in note 8, bears interest with floating rates, thus exposing the Fund to interest rate fluctuations.

Fair values

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, due to vendors, distributions payable, long-term debt and convertible debentures approximate the carrying amount either due to their relatively short-term maturities or interest rates which approximate market rates.

16 Related party transactions

During the period, the Fund incurred premises rent of $32,499 to a company controlled by the CEO of the Fund. Further, the Fund received management fees amounting to $58,215 from a company controlled by the CEO of the Fund. This amount together with advances of $295 from the Fund is included in accounts receivable. These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount.

17 Economic dependence

Under Alberta and British Columbia provincial legislation, the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission and British Columbia Liquor Distribution Branch. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with these two suppliers.

18 Seasonal nature of the business

The Fund's results for the first quarter are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

19 Segmented information

The fund has one operating segment, being the operation of retail liquor stores in Canada. All assets are located in Canada.

20 Subsequent events

a) Store Acquisitions

Subsequent to March 31, 2007, the Fund completed acquisitions of nine retail liquor store businesses. Of the nine stores acquired by the Fund, eight are located in British Columbia and one is located in Alberta. This brings the total number of liquor stores owned and operated by the Fund to 79. The aggregate purchase price (including inventory), for these businesses at closing, was approximately $26.6 million. In the case of certain of the acquisitions, an aggregate amount of up $3.6 million in contingent payments is payable if the businesses meet certain performance targets.

b) Issuance of Fund Units

On April 10, 2007, the Fund closed an underwritten public offering of 3,980,000 Fund Units at a price of $8.40 per Unit, for total gross proceeds of $33,432,000.

The Fund will use the net proceeds from the offering to fund planned acquisitions and future acquisition opportunities that may arise and for general corporate purposes, including reduction of the amount of indebtedness outstanding under the Fund's existing credit facility.

c) Take-over bid

On April 10, 2007, Liquor Stores Income Fund commenced an unsolicited offer to purchase all of the issued and outstanding Fund Units (the "Liquor Stores Offer"). In accordance with the Liquor Stores Offer, which by its terms expires on May 17, 2007, holders of Fund Units would receive 0.53 of a unit of Liquor Stores Income Fund for each Fund Unit.

On April 19, 2007, the Fund announced that its Board of Trustees had initiated a strategic review process to identify and consider strategic alternatives available to the Fund to enhance unitholder value, and also announced the Fund's adoption of a limited duration unitholder rights plan to ensure that the Board of Trustees has adequate time to identify, develop and negotiate value-enhancing alternatives and to encourage the fair treatment of holders of Fund Units in connection with the Liquor Stores Offer or any other take-over bid for the Fund.

On April 25, 2007, the Fund's Board of Trustees filed a circular with Canadian securities regulators recommending that holders of Fund Units reject the Liquor Stores Offer and not tender their units to the Liquor Stores Offer.

On May 11, 2007, the Fund agreed to waive its application of the unitholder rights plan to the current Liquor Stores Offer, or any increased Liquor Stores offer, provided that the offer expires no earlier than May 28, 2007.

d) Legal proceedings

On May 3, 2007, an unrelated claim was filed by one of the Vendors from the IPO transaction against Liquor Barn LP. The claim (approximately $1.5 million) alleges breaches of contract related to the acquisition agreement. Management intends to vigorously defend this claim, but at this time the outcome of the claim is uncertain and any future loss is not determinable.

SCHEDULE C

Liquor Stores Income Fund
Unaudited Pro Forma Consolidated Balance Sheet
As at March 31, 2007
(in thousands of dollars)

	Liquor Stores Fund 31-Mar-07	Liquor Barn Fund 31-Mar-07	Pro forma Adjustments (note 3)		Pro forma Consolidated
Assets					
Current assets					
Cash	1,715	542	31,580	(a)	33,837
Accounts receivable	1,165	907			2,072
Inventory	49,234	19,681			68,915
Prepaid expenses and deposits	1,693	888			2,581
	53,807	22,018	31,580		107,405
Other assets	-	600			600
Pre-opening costs	753	-			753
Deposits on future acquisitions	1,433	-			1,433
Property and equipment	23,501	12,276			35,777
Future income taxes	60	-			60
Intangible assets	768	2,017			2,785
Goodwill	107,989	92,694	(92,694)	(c)	107,989
Unallocated purchase price			155,662	(c)	155,662
	188,311	129,605	94,548		412,464
Liabilities					
Current liabilities					
Bank indebtedness	11,893	-	3,725	(c)	15,618
Accounts payable and accrued liabilities	3,393	2,287			5,680
Current tax payable	21	-			21
Accrued interest on convertible debentures	-	303			303
Due to Vendors	-	2,320			2,320
Distributions payable to unitholders	1,273	518			1,791
Distributions payable to non-controlling interest	909	384			1,293
	17,489	5,812	3,725		27,026
Long-term debt	-	23,239			23,239
Convertible debentures	-	14,019	(13,573)	(b)	446
Non-controlling interest	32,900	17,344	(17,344)	(c)	32,900
	50,389	60,414	(27,192)		83,611
Unitholders' Equity					
Fund Units	138,773	72,507	118,398	(a),(b),(c)	329,678
Convertible debentures	-	819	(793)	(b)	26
Contributed surplus	46	24	(24)	(c)	46
Cumulative undistributed earnings (deficit)	(897)	(4,159)	4,159	(c)	(897)
	137,922	69,191	121,740		328,853
	188,311	129,605	94,548		412,464

Liquor Stores Income Fund
Unaudited Pro Forma Consolidated Statement of Earnings
For the three months ended March 31, 2007
(in thousands of dollars except per unit amounts)

	Liquor Stores Fund For the 3 months ended March 31, 2007	Liquor Barn Fund For the 3 months ended March 31, 2007	Pro forma Adjustments (note 4)		Pro forma Consolidated
Sales	51,809	31,660			83,469
Cost of sales, operating, administrative, acquisition and store development	48,585	30,855			79,440
Operating earnings before amortization	3,224	805			4,029
Amortization					
Amortization of property and equipment	568	747			1,315
Amortization of intangible assets	38	173			211
Amortization of pre-opening costs	126	-			126
	732	920			1,652
Earnings before interest and non-controlling interest	2,492	(115)			2,377
Interest expense					
Interest on bank indebtedness	(108)	-	(54)	(a)	(162)
Interest on long-term debt	-	(582)	287	(a)	(295)
	(108)	(582)	233		(457)
Earnings (loss) before non-controlling interest	2,384	(697)	233		1,920
Non-controlling interest	(617)	138	136	(b)	(343)
Net earnings for the period	1,767	(559)	369		1,577
Net earnings per unit - basic (note 5)	0.17	(0.07)			0.13
Net earnings per unit - diluted (note 5)	0.17	(0.07)			0.12

Liquor Stores Income Fund
Unaudited Pro Forma Consolidated Statement of Earnings
For the year ended December 31, 2006
(in thousands of dollars except per unit amounts)

	Liquor Stores Fund For the 12 months ended December 31, 2006	Liquor Barn Fund For the period April 3, 2006 to December 31, 2006	Pro forma Adjustments (note 4)		Pro forma Consolidated
Sales	221,997	98,038			320,035
Cost of sales, operating, administrative, acquisition and store development	202,498	92,951			295,449
Operating earnings before amortization	19,499	5,087			24,586
Amortization					
Amortization of property and equipment	1,950	1,699			3,649
Amortization of intangible assets	141	425			566
Amortization of pre-opening costs	325	-			325
	2,416	2,124			4,540
Earnings before interest and non-controlling interest	17,083	2,963			20,046
Interest expense					
Interest on bank indebtedness	(825)	-	(141)	(a)	(966)
Interest on long-term debt	(280)	(711)			(991)
	(1,105)	(711)	(141)		(1,957)
Earnings before non-controlling interest	15,978	2,252	(141)		18,089
Non-controlling interest	(4,463)	(448)	898	(b)	(4,013)
Net earnings for the period	11,515	1,804	757		14,076
Net earnings per unit - basic (note 5)	1.35	0.23			1.15
Net earnings per unit - diluted (note 5)	1.32	0.23			1.15

Liquor Stores Income Fund
Notes to Unaudited Pro Forma Consolidated Financial Statements
March 31, 2007
(in thousands of dollars except per unit amounts)

Description of offer to Liquor Barn Income Fund ("Liquor Barn Fund")

On June 8, 2007, Liquor Stores Income Fund ("Liquor Stores Fund") acquired all of the issued and outstanding trust units of Liquor Barn Fund at an exchange ratio of 0.57 of a Liquor Stores Fund trust unit for each Liquor Barn Fund trust unit.

The value assigned in these unaudited pro forma consolidated financial statements to the Liquor Stores Fund trust units issued is based on the Liquor Stores Fund trust unit value of $21.27, representing the average closing unit price of Liquor Stores Fund for the three days before and after May 28, 2007, being the date of the date of the public announcement of Liquor Stores Fund's amended offer to acquire the trust units of Liquor Barn Fund.

Liquor Stores Fund has prepared these unaudited pro forma financial statements in part based on publicly available information on Liquor Barn Fund. The calculation and allocation of the purchase price and the values of Liquor Barn Fund's assets and liabilities is subject to completion of detailed assessments and valuations, which are carried out following completion of the acquisition. It is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

1. **Basis of presentation**

   The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2007, the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2007 and the year ended December 31, 2006 of Liquor Stores Fund have been prepared in accordance with Canadian Securities requirements. The accompanying unaudited pro forma consolidated financial statements give effect to the acquisition of Liquor Barn Fund.

   The unaudited pro forma consolidated balance sheet has been prepared from information derived from the unaudited consolidated financial statements of Liquor Stores Fund and Liquor Barn Fund as at March 31, 2007 and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2007 has been derived from the unaudited consolidated financial statements of Liquor Stores Fund and Liquor Barn Fund for the three months ended March 31, 2007. The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2006 has been derived from the audited consolidated financial statements of Liquor Stores Fund for the year ended December 31, 2006 and the audited consolidated financial statements of Liquor Barn Fund for the period April 3, 2006 to December 31, 2006.

   The unaudited pro forma consolidated financial statements do not reflect any synergies that might arise from the acquisition by Liquor Stores Fund of Liquor Barn Fund nor do they include any restructuring or integration costs that may be incurred by Liquor Stores Fund. Certain of the accounting policies adopted by Liquor Stores Fund and Liquor Barn Fund may be inconsistent. The unaudited pro forma consolidated balance sheet and the statements of earnings have not been adjusted to reflect any such differences in accounting policies the effects of which have not been determined.

   The unaudited pro forma consolidated financial statements may not be indicative of the financial position or the results of operations that would have occurred if the transaction had been in effect on the dates indicated or of the financial position or operating results which may be obtained in the future.

   The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Liquor Stores Fund for the three months ended March 31, 2007 and the year ended December 31, 2006 and Liquor Barn Fund for the three months ended March 31, 2007 and the period April 3, 2006 to December 31, 2006.

2. **Liquor Stores Fund**

   The accompanying unaudited pro forma consolidated financial statements of Liquor Stores Fund have been prepared to reflect the acquisition by Liquor Stores Fund of all of the issued and outstanding trust units of

Liquor Barn Fund for $194,630 including transaction costs, the issuance of 6,817,533 trust units of Liquor Stores Fund with an assigned value of $145,009 and, the reservation of 2,157,791 trust units of Liquor Stores Fund for issuance on exchange of Liquor Barn limited partnership exchangeable and subordinated units at an assigned value of $45,896. The transaction costs, estimated to be $3,725, will be financed by borrowings under Liquor Stores Fund's credit facility.

3. Pro forma consolidated balance sheet of Liquor Stores Fund

The unaudited pro forma consolidated balance sheet of *Liquor* Stores Fund as at March 31, 2007 is based on the unaudited consolidated balance sheets of Liquor Stores Fund and Liquor Barn *Fund* as at March 31, 2007, and has been prepared as if the following transactions had been completed on March 31, 2007:

a) The issuance of 3,980,000 Liquor Barn trust units at a price of $8.40 per trust units for estimated net proceeds of $31,580 pursuant to an underwritten public offering that closed on April 10, 2007.

b) The issuance of 1,767,442 Liquor Barn trust units on the conversion of 8% convertible unsecured subordinated debentures in the principal amount of $15,200.

c) The acquisition by Liquor Stores Fund of Liquor Barn Fund for $194,630 including transaction costs, funded by Liquor Stores Fund's existing credit facilities, in the amount of $3,725, the issuance of 6,817,533 trust units with an assigned value of $145,009 and, the reservation of 2,157,791 trust units of Liquor Stores Fund for issuance on exchange of Liquor Barn limited partnership exchangeable and subordinated units at an assigned value of $45,896.

The value assigned in these unaudited pro forma financial statements to the Liquor Stores Fund trust units is based on the Liquor Stores Fund trust unit value of $21.27, representing the average closing unit price of Liquor Stores Fund for the three days before and after May 28, 2007, being the date of the date of the public announcement of Liquor Stores Fund's amended offer to acquire the trust units of Liquor Barn Fund.

The acquisition by Liquor Stores Fund of Liquor Barn Fund will be accounted for by the purchase method. The purchase price allocation has not been determined. The excess of the purchase price paid by Liquor Stores Fund over the underlying carrying value of net assets of Liquor Barn Fund has been determined as follows:

	$
Estimated transaction costs	3,725
Issue of 6,817,533 Liquor Stores Fund trust units	145,009
Liquor Barn limited partnership exchangeable and subordinated units exchangeable into 2,157,791 Liquor Stores Fund trust units	45,896
Total cost of acquisition	194,630
Estimated Liquor Barn Fund net assets acquired	38,968
Estimated unallocated purchase price premium	155,662

The calculation and allocation of the purchase price premium that is reported in the unaudited pro forma consolidated financial statements of Liquor Stores Fund is based on the estimated fair value of the assets acquired and the liabilities assumed. Accordingly, the purchase price will be adjusted subsequently on completion of valuations of assets acquired and liabilities assumed.

4. Pro forma consolidated statements of earnings of Liquor Stores Fund

The unaudited pro forma consolidated statements of earnings of Liquor Stores Fund for the three months ended March 31, 2007 and the year ended December 31, 2006 are based on the consolidated statement of earnings of Liquor Stores Fund for the three months ended March 31, 2007 and the year ended December 31, 2006 as if the transactions referred to in note 3 had occurred on January 1, 2006 and that the results of

Liquor Barn Fund had been consolidated for the year ended December 31, 2006 and the three months ended March 31, 2007, and reflect the following adjustments:

a) Reduced interest expense in the amount of $233 for the three months ended March 31, 2007 relates to interest on the transaction costs of $3,725 net of interest savings on the conversion of $15,200 of 8% convertible unsecured subordinated debentures. Additional interest expense $141 for the year ended December 31, 2006 relates to the transaction costs of $3,725.

b) To adjust the non-controlling interest charge in respect of the transactions described in note 3 including an increase in non-controlling interest of $136 for the three months ended March 31, 2007 and a reduction in non-controlling interest of $898 for the year ended December 31, 2006.

5. Pro forma net earnings per unit

Basic pro forma net earnings per unit for the Liquor Stores Fund for the three months ended March 31, 2007 has been calculated using the weighted average number of units outstanding of 12,377,678 which assumes that the 6,817,533 trust units issued and the 2,157,791 trust units reserved for future exchanges of Liquor Barn limited partnership exchangeable and subordinated units as consideration for the acquisition of Liquor Barn Fund were issued May 17, 2006, the date of Liquor Barn Fund's initial public offering and commencement of active business operations.

Diluted pro forma net earnings per unit for the Liquor Stores Fund includes the effect of the conversion of Liquor Stores Fund's exchangeable and subordinated limited partnership units and the 8% convertible subordinated debentures.

6. Subsequent events related to Liquor Barn Fund

The following subsequent events are not recorded in the March 31, 2007 Liquor Barn Fund financial statements, and have not been reflected in these unaudited pro forma financial statements.

a) Subsequent to March 31, 2007, Liquor Barn Fund completed acquisitions of eight retail liquor store businesses in British Columbia and one retail liquor store business in Alberta. The aggregate purchase price (including inventory) for the acquisitions was approximately $26,600.

b) On May 3, 2007, a claim was filed by one of the vendors from the IPO transaction against Liquor Barn LP. The claim (approximately $1.5 million) alleges breaches of contract related to the acquisition agreement.

7. Subsequent events related to Liquor Stores Fund

a) Subsequent to March 31, 2007, Liquor Stores Fund acquired a 50% interest in a retail liquor store in British Columbia and one retail liquor store business in Alberta. The aggregate purchase price (excluding inventory) for the acquisitions was approximately $1,900.

b) On June 12, 2007 Bill C-52, including its provisions related to the taxation of income trusts, was substantively enacted. Since Canadian generally accepted accounting principals require that the effect of changes in income tax legislation be recorded prospectively once the legislation has been substantively enacted, no adjustment has been made in these unaudited pro forma consolidated financial statements.

END